

November 22, 2011

Via Email
Eric Robinson, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

> **Re:** **Cracker Barrel Old Country Store, Inc.**
> **Definitive Additional Soliciting Materials on**
> **Schedule 14A**
> **Filed November 1, 8 and 21, 2011**
> **File No. 1-25225**

Dear Mr. Robinson:

We have reviewed your response dated November 16, 2011and have the following comments.

<u>Soliciting Materials filed November 1, 2011</u>

1. We note your response dated November 16, 2011, your letter dated September 12, 2011 and the materials you have submitted confidentially. It would appear that until a court of competent jurisdiction adjudicates the merits of the participants' claims regarding competition, and despite the participants' belief that Steak & Shake and Cracker Barrel compete, such assertions should be characterized as the opinion of the participants. Further, if the participants choose to disclose the basis for their claims in future filings, any such disclosure should be accompanied with prominent disclosure that alerts shareholders that the legal issue of whether there is competition between the companies has not been determined by a court of law. Accordingly, we reissue comments 1 and 7.

2. We have reviewed the supporting materials you provided in response to prior comment 5. It would appear that the map on slide 41 and statements regarding competition for the same customers are based on a series of assumptions, which have not been disclosed in the materials. Moreover, Chart I does not appear to support the underlying and implied assertion that the "same" customers would travel beyond a 3, 5, 10 or greater than 10 mile radius of a Cracker Barrel to a Steak & Shake. Please advise.

3. Please see our comment above. The co-relation you attempt to make between geographic proximity/overlap and the percentage of sales of Cracker Barrel that would be at risk due to competition from Steak & Shake is not evident. Further, although you provide information regarding how third parties categorize the restaurants, the data does not address the actual customer profile of Cracker

Barrel versus Steak & Shake restaurants, which would seemingly support your assertion that the restaurants compete for the "same customers". Accordingly, please avoid republication of the map unless you accompany such disclosure with text that outlines the series of reasonable assumptions that underlie the participants' opinions as to competition. Please also note our prior comment above regarding text that should accompany statements regarding competition.

Soliciting Materials dated November 21, 2011

4. Please provide supplemental support for the bullet points 1, 2, 4 and 5 on the second page of the letter to shareholders.

5. Refer to disclosure stating that Steak & Shake is "a family dining restaurant chain that competes with Cracker Barrel." Please note comment 1 above and in future filings, characterize the statement as a matter of opinion.

6. We note the reference to EBITDA, a non-GAAP financial measure, for the fiscal year ended July 29, 2011. Please ensure that all future filings provide the disclosure required by Rule 100 of Regulation G whenever non-GAAP financial measures are used. Refer generally to the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc: Scott W. Bell, Esq.
       Bass, Berry & Sims PLC